Exhibit 99.1

February 21, 2020

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited,

(NSE: WIPRO)

The Market Operations,

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

For Wipro Limited M Sanaulla Khan Company Secretary

ENCL: As above.

Wipro Digital Acquires Rational Interaction, Enhancing Customer

Experience Offerings and Boosting Digital Marketing Capabilities

The expanded business to provide scalable, effective solutions for today’s CMO

Seattle, WA, USA and Bangalore, India, February 21, 2020— Wipro Digital, the digital business unit of Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) announced today that it has acquired Rational Interaction, a full-service digital customer experience (CX) company.

The acquisition will scale Wipro Digital’s offering for Chief Marketing Officers, connecting Rational Interaction’s ability to map and orchestrate the customer journey with Wipro Digital’s ability to design and build experiences at global scale. Together, the companies will provide bespoke and effective solutions for the marketing suite.

Long-term revenue cannot be generated from a single splashy marketing effort. Rather, it requires an ecosystem of connected touchpoints across the entire customer journey. The combined offerings from Wipro Digital and Rational Interaction will address this and help CMOs scale for the future. Rational Interaction helps brands create sustained CX program success, with core offerings that include strategic advising, customer acquisition, and customer lifecycle management. This expertise in digital marketing and experience management complements Wipro Digital’s capabilities across digital engineering, architecture and design. Rational Interaction’s deep CX expertise and Wipro’s global scale and industry expertise will provide companies and their CMOs with the comprehensive digital programs and journeys needed in today’s customer-centric world.

“This acquisition comes at a time when companies increasingly compete solely on CX, and the market for CX spending is growing exponentially,” said Rajan Kohli, President and Head, Wipro Digital, Wipro Limited. “Discovering, refining and optimizing the customer experience from first impression through repeat sale requires best-in-class talent, unique marketing technologies and methodologies, and the ability to scale and demonstrate payback quickly. Together, Wipro and Rational Interaction are a perfect combination for CMOs.”

The end-customer in almost every industry, but especially the hi-tech industry, is being constantly redefined. As a result, customer and channel partner journeys need to be re-imagined.

“Capturing customer sentiment in real time and using AI to engage with customers in more meaningful ways will drive higher engagement, purchase and loyalty. Rational Interaction’s and Wipro’s combined capability provides an end-to-end solution for clients, who know they have to compete on customer experience,” said Nitin Parab, Sr. Vice-President and Global Head, Technology Business Unit, Wipro Limited.

Founded in 2009, Rational Interaction is headquartered in Washington with more than 300 employees worldwide and offices in Seattle and Bellevue, WA; Dublin; and Sydney. Founded and led by women, the company has become one of Washington state’s 100 largest privately-held companies with a roster of Fortune 50 clients.

“As companies continue their digital transformation journeys, we see CMOs increasingly stepping in as the leaders of these initiatives, tasked with representing the voice of the customer and ensuring that the digital transformation pays off the brand promise. Wipro’s global presence and partnerships with industry leaders provides an opportunity to scale Rational Interaction’s CX offerings, building on our success in developing and launching brand-defining campaigns,” said Kahly Berg, CEO, Rational Interaction.

“The customer journey has never been more complex and partnering with an industry leader such as Rational Interaction boosts our ability to create innovative, effective and scalable campaigns that drive brand loyalty while increasing customer retention and sales conversion. We partner with Rational Interaction to deliver marketing programs from a customer first perspective and create seamless brand experiences that continue to evolve to meet the needs of our constantly changing business landscape,” said Richard Black, Vice President of Marketing for Acer.

Rational Interaction will continue to grow and service its clients, with no plans to reduce its current staff, as it integrates with Wipro Digital.

Investment Bank CG / Petsky Prunier, part of Canaccord Genuity, served as exclusive financial advisor to Rational Interaction in the transaction.

About Wipro Digital

Wipro Digital, the digital business unit of Wipro, collaborates and iterates with clients to deliver customer-centered digital transformation. Working at the intersection of strategy, design and technology, we derive insight, shape interaction, drive integration and unlock innovation for our clients. We apply Customer Journey Engineering to create extraordinary experiences for global brands, businesses and their customers at scale.

Learn more at wiprodigital.com or @WiproDigital

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Rational Interaction

Rational is a customer experience (CX) solutions firm that brings the strategic capabilities of a consultancy together with the creative and digital prowess of an agency. We think about ways to lift the overall customer experience from acquisition to advocacy and bring multi-disciplinary teams together to build comprehensive CX solutions. We address not just a singular ask from our clients but work to see how that ask connects into the broader range of touchpoints their customers will experience throughout the buying journey. Based in Seattle, Washington, our clients consist of some of the world’s biggest brands. For more information, visit http://www.rationalcx.com.

Media Contacts

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Brianna Rabe

Ruder Finn for Wipro Digital

Brianna.Rabe@ruderfinn.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Rational Interaction, Inc., and its subsidiaries (“Rational Interaction”)

2	Related party transaction	No

3	Industry of Target entity	Digital customer experience provider

4	Acquisition objectives	The acquisition will scale Wipro Digital’s offering for Chief Marketing Officers, connecting Rational Interaction’s ability to map and orchestrate the customer journey with Wipro Digital’s ability to design and build experiences at global scale. Together, the companies will provide bespoke and effective solutions for the marketing suite.

5	Government & regulatory approval required	None

6	Time period for completion	The acquisition has been completed on February 21, 2020

7	Nature of consideration	Cash

8	Purchase consideration	US$ 52Mn (USD Fifty-Two million)

9	Shares acquired	100%

10	Target Information	Founded in 2009, Rational Interaction is headquartered in Seattle, Washington with offices in Bellevue, Dublin and Sydney. Rational Interaction is a full-service, technology enabled, strategic and creative digital customer experience company that executes multi-channel digital experiences for customer-centric brands. Rational Interaction is privately held and has over 300 employees. Last 3 years revenues (year ending 31 Dec): 2019: $47.5M; 2018: $47.5M and 2017: $36.5M